File No. 70-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U- 1

APPLICATION-DECLARATION

Under

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Entergy Louisiana, Inc. 639 Loyola Avenue New Orleans, LA 70113	Entergy Corporation 639 Loyola Avenue New Orleans, LA 70113

Entergy Services, Inc.
639 Loyola Avenue
New Orleans, LA 70113

(Name of company filing this statement and
addresses of principal executive offices)

Entergy Corporation

(Name of top registered holding company parent of
each applicant or declarant)

Renae Conley President Entergy Louisiana, Inc. 639 Loyola Avenue New Orleans, LA 70113	Steven C. McNeal Vice President and Treasurer Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113

(Names and addresses of agents for service)

The Commission is also requested to send copies
of any communications in connection with this matter to:

      Mark W. Hoffman, Esq.
      Entergy Services, Inc.
      639 Loyola Avenue
      New Orleans, LA 70113

Item 1.         Description of Proposed Transactions.

Entergy Corporation ("Entergy"), a Delaware corporation, which is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiaries Entergy Louisiana, Inc., (the "Company"), a Louisiana corporation, and Entergy Services, Inc. ("ESI"), a Delaware corporation, hereby seek the authorization and approval of the Securities and Exchange Commission (the "Commission") under the Act, to the extent not otherwise authorized or exempt from Commission approval under the Act, (i) for the Company to convert from a Louisiana corporation to a Texas corporation ("Holdings"); (ii) for Holdings immediately thereafter to effect a merger, pursuant to Article 5.01 of the Texas Business Corporation Act ("TBCA") (the "Merger"), whereby (a) Holdings will continue to exist and two new Texas limited liability companies, Entergy Louisiana, LLC ("ELL") and Entergy Louisiana Properties, LLC ("ELP") will be created as its direct subsidiaries, (b) ownership of substantially all of Holding's property and assets (including all of generation, transmission and distribution assets previously owned by the Company) will be allocated to ELL in return for all of the issued and outstanding Common Membership Interests of ELL, (c) ownership of certain undeveloped real property and certain equity and debt investments held by Holdings in System Fuels, Inc. ("SFI"), Entergy's fuel procurement subsidiary, will be allocated to ELP in return for all of the issued and outstanding Common Membership Interests of ELP, and (d) the liabilities and obligations of Holdings associated with the above referenced undeveloped real property and the equity and debt investments in SFI will be allocated to, and assumed by ELP and substantially all of the remaining liabilities and obligations of Holdings will be allocated to, and assumed by ELL; (iii) for Holdings to remain obligated as provided by law for all liabilities and obligations that are allocated to ELP and ELL at the time of the Merger; (iv) for Holdings to issue equity and debt securities to Entergy for the period through December 31, 2008 (the "Authorization Period"), up to an aggregate amount of $500 million, and for Holdings to participate in the Entergy System Money Pool (the "Money Pool") as a lending company; (v) for ELP to participate in the Money Pool as both a lending company and a borrowing company (subject to the condition that the aggregate principal amount of ELP's borrowing, at any time outstanding thereunder, not exceed $50 million); (vi) for ELL to form one or more financing subsidiaries and, directly or indirectly through such finance subsidiaries, issue and sell Preferred Membership Interests and other forms of preferred or equity linked securities through the Authorization Period, up to a combined aggregate amount of $200 million; (vii) for ELL to issue and sell first mortgage bonds and unsecured long-term debt through the Authorization Period, in a combined aggregate amount of up to $700 million; (viii) for ELL to enter into arrangements for the issuance and sale of tax exempt bonds through the Authorization Period, in an aggregate principal amount of up to $420 million (and, in connection therewith, to issue and pledge collateral bonds in an aggregate principal amount of $470 million); (ix) for ESI to provide services to Holdings and ELP; (x) for ELP to pay distributions to Holdings out of capital or unearned surplus; and (xi) for certain other transactions that are incidental to, or otherwise related to, the above transactions, all as more particularly described herein. In addition to the foregoing, it is proposed that ELL, as successor to substantially all of the Company's assets and liabilities, also succeed to existing authorizations granted by the Commission to the Company, including those with respect to the issuance of short-term debt (including borrowings through the Money Pool, credit agreements and the issuance of commercial paper), other financing transactions (such as the Waterford Steam Electric Station, Unit 3 ("Waterford 3") sale-leaseback arrangement and related refunding transactions and the Waterford 3 fuel lease arrangement), and the rendering/receipt of certain goods and/or services among the Company and its associate companies.

I.         Introduction and Background Information.

            A.     Description of the Company.

The Company, which is a direct subsidiary of Entergy, owns and operates a retail electric utility business in certain parishes in the State of Louisiana. The Company, together with Entergy's other domestic retail electric utility subsidiaries (i.e., Entergy Arkansas, Inc. ("EAI"), Entergy Gulf States, Inc. ("EGSI"), Entergy Mississippi, Inc. ("EMI") and Entergy New Orleans Inc. ("ENOI")), collectively provide electric service to approximately 2,662,000 customers in portions of Arkansas, Louisiana (including the City of New Orleans), Mississippi and Texas. As of December 31, 2004, the Company has approximately 662,000 electric utility customers and owns or leases approximately 5363 MWs of gas/oil and nuclear generating capacity in Louisiana. In addition, in June 2005, the Company acquired a 718 MW power plant from Perryville Energy Partners, LLC, located near Monroe, Louisiana.  Among its other assets, the Company also holds (i) a 33% equity ownership interest in SFI (the "SFI Ownership Interest"), a fuel procurement company formed in 1972 as a jointly-owned non-utility subsidiary of Entergy's four original domestic retail operating companies (i.e., EAI, EMI, ENOI and the Company), as well as (ii) $14,223,000 in notes receivable from SFI (the "SFI Notes Receivable") relating to loans provided by the Company and the other original operating companies for the purpose of financing SFI's operations.

        B.     Reason for Proposed Transactions.

Pursuant to Louisiana Revised Statutes Section 47.601A, the Company is obligated to pay corporation franchise taxes in the State of Louisiana. These taxes impose a substantial financial obligation on the Company and its ratepayers. For example, the Company's 2005 Louisiana franchise tax liability was $10.3 million. Louisiana law requires every Louisiana corporation (and every non-Louisiana corporation that qualifies to do business in Louisiana or is doing business in Louisiana) to pay this tax. However, Louisiana law does not subject limited liability companies to this tax. For this reason, in Docket No. U-20925 (RRF 2004) of the Louisiana Public Service Commission (the "LPSC"), the LPSC staff recommended that the Company review the feasibility of restructuring its business form into a limited liability company in order to eliminate the Company's obligation to pay franchise taxes and the Company agreed to this recommendation. The proposed restructuring, as described herein, will implement the LPSC staff recommendation in Docket No. U-20925. Upon the approval of the proposed restructuring, the resulting decrease in the Company's jurisdictional revenue requirement (which consists of the anticipated franchise tax savings less the costs associated with the restructuring, amortized over an appropriate period of time) will be fully reflected in the Company's rates.

Specifically, the Company proposes to restructure itself, through a two step process, into Holdings and (i) a new formed direct subsidiary of Holdings, referred to herein as ELL, which at the time of the Merger will become a public utility company, succeed to all of the Company's utility operations, and be allocated substantially all of Holding's assets and other properties (including all of the utility assets), as well as assume substantially all of the obligations of Holdings in effect prior to the Merger (including all of its debt securities and leases), and (ii) another new formed subsidiary of Holdings, referred to herein as ELP, which at the time of the Merger, will be allocated certain undeveloped real property of the Company, known as the St. Rosalie and Wilton Plant Sites (collectively, the "Plant Sites"), as well as the SFI Ownership Interest and SFI Notes Receivable, and assume any obligations/liabilities relating to such assets. Holdings will become an intermediate holding company and, following the Merger will register as a holding company under the Act.

Applicants propose that Holdings serve as the parent of ELL, since Entergy would itself be exposed to Louisiana franchise tax liability in the event that ELL was to become a direct Entergy subsidiary. It is also proposed that ELP be formed to hold the Plant Sites, the SFI Ownership Interest and the SFI Notes Receivable, since (i) Holdings cannot retain any real property or other physical assets without also becoming subject to Louisiana franchise tax liability, and (ii) Holdings would become subject to the jurisdiction of the Louisiana Public Service Commission (the "LPSC") if it retains the SFI Ownership Interest and SFI Notes Receivable, which currently are assets of the Company in rate base.

II.     Proposed Restructuring.

        A.    Conversion of the Company to Holdings, a Texas Corporation.

The first step in the proposed restructuring is to change the place of incorporation of the Company from Louisiana to Texas. Since the Texas merger statute is only available for use by Texas corporations, this step allows the use of the flexible merger provisions of the TBCA in the formation of ELL and ELP. Section 164 of the Louisiana Business Corporation Law and Article 5.17 of the TBCA permit a Louisiana corporation to convert to a Texas corporation. Pursuant to these statutes, the Company will adopt a Plan of Conversion (a form of which is attached hereto as Exhibit A-3) under which the Company will continue its existence under the name of Entergy Louisiana, Inc., a Texas corporation (referred to herein as "Holdings"). Under the Plan of Conversion, all of the Common Stock and Preferred Stock of the Company will remain outstanding as the Common Stock and Preferred Stock of Holdings and the holders of such securities will have the same rights and interests in Holdings as they had in the Company immediately prior to the effective date of the Merger.1  All of the ownership rights and interests in the real estate and other assets of the Company will continue to be owned by Holdings, subject to existing liens and encumbrances. Similarly, all liabilities and obligations of the Company will continue to be liabilities and obligations of Holdings, without impairment or diminution. It is intended that the Conversion of the Company to a Texas corporation pursuant to the Plan will qualify as a tax-free reorganization under Internal Revenue Code ("IRC") Section 368(a)(1)(F), and not result in the imposition of any federal income tax.

    B.     The Merger.

The second and final step in the proposed restructuring is to form ELL, the new Texas limited liability company that will own and operate the Company's retail electric business, and ELP, the new Texas limited liability company that will own the Plant Sites, the SFI Ownership Interest and the SFI Notes Receivable. Pursuant to Article 5.01 of the TBCA, Holdings will enter into a Plan of Merger (a form of which is attached as Exhibit A-6), under which Holdings will continue to exist and ELL and ELP will be formed. Following the Merger, all of the Common Stock and Preferred Stock of Holdings will continue to be outstanding and will continue to be owned by the persons who owned such securities immediately prior to the Merger.2  Also, (i) 146,970,607 units of Common Membership Interests of ELL ("ELL Common Units") , representing all of the issued and outstanding Common Membership Units of ELL, and (ii) 100 units of Common Membership Interests of ELP ("ELP Common Units"), representing all of the issued and outstanding Common Membership Units of ELP, will be issued and allocated to Holdings. Substantially all of the real estate and other property owned, leased, and claimed by Holdings immediately prior to the Merger will be allocated to and vested in ELL.3  However, Holdings will transfer to ELP the Plant Sites, the SFI Ownership Interest, the SFI Notes Receivable and working capital in an amount sufficient to fund the day-to-day business operations of ELP (the "ELP Assets"). The allocation of property to ELL under the merger provisions of the TBCA is intended to be tax free under I.R.C. Section 351. The allocation to ELP also will be tax free, because ELP will be a disregarded entity for federal income tax purposes.

All liabilities and obligations of Holdings immediately prior to the Merger will be allocated to ELL, except liabilities and obligations relating to the ELP Assets, which liabilities and obligations will be allocated to ELP.4 Holdings will have continuing liability for those liabilities and obligations allocated to ELL and ELP at the time of the Merger as provided by law, but not for any obligation or liability incurred by ELL or ELP after the Merger.5 Holdings also will retain an amount of working capital sufficient to meet its business needs. ELL will succeed to and assume all of the Company's jurisdictional tariffs, rate schedules, and service agreements, as well as all of the Company's franchises, and will provide electric service to the Company's customers without interruption. ELL will also be the successor to the Company with respect to the commitments and authorizations set forth in the various Commission orders, and underlying applications, including those relating to such matters as the conduct of the Company's utility business or the sale of utility assets, the Company's transactions with associate companies and its financing transactions (except to the extent otherwise provided herein).6

    C.     Management of ELL and ELP.

Pursuant to the proposed Articles of Organization and Regulations of Entergy Louisiana, LLC (forms of which are attached as Exhibits A-7 and A-8, respectively) and the proposed Articles of Organization and Regulations of Entergy Louisiana Properties, LLC (forms of which are attached as Exhibits A-9 and A-10 respectively), ELL and ELP will each be managed under the authority of managers, each of which will be called a "Director." Directors will act by majority vote either at a meeting or without a meeting. Holders of ELL Common Units or ELP Common Units, as applicable (as well as holders of "Preferred Units" of ELL (as hereinafter defined), to the extent provided below) will have the right to vote in the election of Directors and on other matters requiring approval of the members of such entities. The Directors, by majority vote, will elect a president, who will also serve as the chief executive officer, as well as a treasurer, a secretary, one or more vice presidents and other officers.

III.     Proposed Financing Transactions.

          A.     Financing Transactions of Holdings.

As a result of the Merger, Holdings will become a holding company under the Act and will register under Section 5. Section 11(b)(2) of the Act requires that the Commission take action to ensure that "the corporate structure or continued existence of any company in the holding company system does not unduly complicate the structure or inequitably distribute voting power among security holders." Consistent with this requirement, Applicants propose that, subsequent to the Merger, no outside party have an interest in Holdings and that Holdings have no outside security holders, lenders or customers (except as provided above with respect to Holdings' continuing liability as to securities issued or other obligations incurred and outstanding prior to the Merger). To effect this intent, within one year of the Merger effective date, Holdings will redeem or repurchase and retire the Preferred Stock previously issued by the Company, which will remain outstanding after the effective date of the Plans of Conversion and Merger. After the Preferred Stock has been redeemed, Holdings will amend its Articles of Incorporation to eliminate authority to issue Preferred Stock. Additionally, since the Plan of Merger provides that all outstanding short or long-term debt of the Company will be allocated to ELL, and ELL will succeed to all of the Company's utility operations, Holdings will have no external debt holders or customers (except with respect to Holdings' continuing liability as to debt securities or customer obligations, which are outstanding prior to the Merger). Also, Entergy will continue to hold all of the outstanding Common Stock of Holdings. It is further proposed that, upon the effective date of the Merger, the Company's existing December 29, 2003 financing order (the "Finance Order")7 be terminated and that Holdings be authorized to participate in the Money Pool as a lender only, to the extent that it may, from time to time, have surplus funds.8 Inasmuch as Holdings is to be capitalized exclusively with equity and/or debt provided by Entergy, authorization is requested for Holdings to issue and sell equity or debt securities to Entergy from time to time through the Authorization Period, up to an aggregate amount of $500 million. Any debt securities issued to Entergy pursuant to this authorization will be designed to parallel Entergy's effective cost of capital and will have maturities not exceeding 50 years. Entergy also may elect to make capital contributions or non-interest bearing open account advances to Holdings, as authorized pursuant to Rule 45. In no event will Holdings borrow from Entergy for the purpose of making loans to associate companies under the Money Pool.

    B.     ELP Participation in Money Pool.

As a result of the Merger, ELP will be formed to own the Plant Sites, the SFI Ownership Interest and the SFI Notes Receivable. Since ELP will not be engaging in any other business operations and is not expected to have any on-going obligations/liabilities other than the payment of taxes, any expenses relating to its ownership of the Plant Sites and routine expenses associated with record-keeping and corporate maintenance requirements, it is anticipated that ELP will have minimal financing needs. To satisfy these financing needs, authorization is requested for ELP to participate in the Money Pool as a borrower (as well as a lender), through the November 30, 2007 expiration date of the Money Pool Order, on the same basis as the other participating companies. The aggregate principal amount of ELP's borrowings at any one time outstanding through the Money Pool will not exceed $50 million.9 Any loans by ELP to other participants through the Money Pool will be made from ELP's available funds. ELP will not borrow funds for the purpose of making loans to associate companies through the Money Pool.

    C.     ELL Financing Transactions.

Since ELL will be the successor to the Company's electric utility business, it will require authorization to issue debt and equity securities to provide financing to satisfy its working capital needs and for other general corporate purposes. Therefore, authorization is requested for ELL, from time to time through the Authorization Period, to enter into the following financing transactions: 10 to issue and sell units of preferred membership interests ("Preferred Units") and, directly or indirectly, through one or more financing subsidiaries (as described in (vi) below), other forms of preferred or equity-linked securities ("Equity Interests"), up to a combined aggregate amount of $200 million;

  to issue and sell from time to time first mortgage bonds ("First Mortgage Bonds") and unsecured long-term indebtedness ("Long-term Debt"), in all such cases having maturities of up to 50 years in a combined aggregate amount of up to $700 million;

  in connection with the issuance of Equity Interests, to issue Notes (as defined below) to the extent of the related issuance of Equity Interests and Equity Contribution (as defined below);

  to enter into arrangements for the issuance and sale from time to time of tax-exempt bonds ("Tax-exempt Bonds"), in an aggregate principal amount of up to $420 million, for the financing or refinancing of certain pollution control facilities and/or solid waste disposal facilities; and, in connection with the issuance and sale of such Tax-exempt Bonds, to issue and pledge collateral bonds (first mortgage bonds issued as collateral security for such tax-exempt bonds) ("Collateral Bonds") in an aggregate principal amount of up to $470 million (such $470 million is not included in the $700 million referenced in (ii) above); and

  to acquire the equity securities of one or more Financing Subsidiaries (as defined below) and/or Special Purposes Subsidiaries (as defined below) and/or Partner Subs (as defined below), organized solely to facilitate financing, as discussed below; to guarantee the securities issued by such Financing Subsidiaries and/or Special Purpose Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52; and to have the Financing Subsidiaries and/or Special Purposes Subsidiaries pay ELL, either directly or indirectly, dividends out of capital.

Entergy contemplates that the Preferred Units, Equity Interests, First Mortgage Bonds, Long-term Debt, and Tax-exempt Bonds (including Collateral Bonds, if any) would be issued and sold directly to one or more purchasers in negotiated transactions, or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933 (the "Securities Act") in reliance upon one or more applicable exemptions from registration thereunder, or to the public in transactions registered under the Securities Act either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents, acting either as agent or as principal, for resale to the public either directly or through dealers.

The equity and debt securities proposed to be issued by ELL are described below:

    1.     Preferred Membership Interests and Equity Interests.

It is proposed that ELL issue and sell Preferred Units, as authorized by its proposed Regulations (a form of which is attached as Exhibit A-8).11  It is anticipated that holders of the Preferred Units will be eligible to vote, together with the holders of the ELL Common Units, for the election of Directors and on other matters requiring approval of the members of ELL.12  As the sole holder of the ELL Common Units, Holdings will have no less than 75% of the combined voting power of the ELL Common Units and, if applicable, the Preferred Units, and so will have sufficient voting power to elect all Directors of ELL. In addition, as is customary with preferred stock, the holders of the Preferred Interests will be entitled to vote as a class on matters that may adversely affect their interests, such as changes in the terms of their Preferred Units, certain mergers and similar matters. In addition to Preferred Units, it is proposed that ELL have the flexibility to issue Equity Interests, directly or indirectly through one or more special purpose finance subsidiaries (including, specifically trust preferred securities), as described below.

Preferred Units or Equity Interests may be issued in one or more series with such rights, preferences and priorities, including those relating to redemption, as may be designed in the instrument creating such series, as determined by ELL's directors or an officer authorized thereby. Preferred Units or Equity Interests may be redeemable or may be perpetual in duration. Distributions on Preferred Units or Equity Interests, each of which may be issued at fixed or floating dividend or distribution rates, will be made periodically and to the extent that funds are legally available for such purpose, but may be made subject to terms which allow the user to defer dividend or distribution payments for specified periods.

    2.     First Mortgage Bonds.

As previously discussed, pursuant to the Plan of Merger, substantially all of the Company's property, rights and obligations prior to the Merger will be allocated to and vested in ELL. This will include the Company's rights and obligations pursuant to the Company's Mortgage and Deed of Trust, dated as of April 1, 1944, to The Bank of New York (successor to Bank of Montreal Trust Company and the Chase National Bank of the City of New York) and Stephen J. Giurlando (successor to Mark F. McLaughlin, Z. George Klodnicki and Carl E. Buckley), as Trustees, as amended and supplemented by sixty supplemental indentures ("Supplemental Indentures"), each relating to one or more new series of First Mortgage Bonds (the "Mortgage"). ELL may issue First Mortgage Bonds on the basis of unfunded net property additions and/or previously retired bonds as permitted or authorized by the Mortgage, as further supplemented by additional Supplemental Indenture(s).

First Mortgage Bonds (a) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (b) may be entitled to mandatory or optional sinking fund provisions, (c) may be issued at fixed or floating rates of interest, (d) may provide for reset of the coupon pursuant to a remarketing arrangement, (e) may be called from existing investors by a third party, (f) may be backed by a bond insurance policy and (g) will have a maturity ranging from one year to 50 years. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to First Mortgage Bonds of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding (subject, however, in the case of interest rates, to the limits set forth below). In each Supplemental Indenture relating to a series of First Mortgage Bonds, ELL may covenant that, so long as any First Mortgage Bonds of such series remain outstanding, ELL will not pay any cash distributions on ELL Common Units, except from credits to retained earnings, plus a specified amount, plus such additional amounts as shall be approved by the Commission. However, ELL may determine not to include any provisions restricting its ability to pay distributions on ELL Common Units.

    3.     Long-term Debt.

ELL, directly or through a Financing Subsidiary, may also issue and sell from time to time long-term indebtedness. Long-term Debt of a particular series (a) will be unsecured, (b) may be convertible into any other securities of ELL (except ELL Common Units), (c) will have a maturity ranging from one year to 50 years, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the coupon pursuant to a remarketing arrangement, (g) may be issued at fixed or floating rates of interest and (h) may be called from existing investors by a third party.

The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding (subject, however, in the case of interest rates, to the limits set forth below).

    4.     Tax-exempt Bonds (including Collateral Bonds, if any).

Authorization is also requested for ELL to enter into arrangements for the issuance by one or more governmental authorities (each, an "Issuer") on behalf of ELL of up to $420 million in aggregate principal amount of Tax-exempt Bonds (and, in connection therewith, authorization is also requested for ELL to issue up to $470 million in aggregate principal amount of ELL Collateral Bonds, which $470 million is not included in the $700 million authorization requested herein for First Mortgage Bonds and Long-term Debt), and it is further proposed that ELL may enter into one or more leases, subleases, installment sale agreements or other agreements and/or supplements and/or amendments thereto (collectively, the "Facilities Agreement"), or to enter into one or more refunding agreements and possible supplements and/or amendments thereto (collectively, the "Refunding Agreement") with the respective Issuer(s) that will contemplate the issuance and sale by the Issuer(s) of one or more series of Tax-exempt Bonds in an aggregate principal amount of up to $420 million pursuant to one or more trust indentures and/or supplements thereto (individually and collectively, the "Indenture") between the Issuer(s) and one or more trustees. Pursuant to the terms of each Facilities Agreement and/or each Refunding Agreement, ELL will be obligated to make payments sufficient to provide for payment by the Issuer(s) of the principal or redemption price of, premium (if any) and interest on, and other amounts owing with respect to the Tax-exempt Bonds, together with related expenses.

The proceeds of the sale of Tax-exempt Bonds will be applied to financing, or refinancing tax-exempt bonds issued for the purpose of financing, certain ELL pollution control facilities and/or sewage or solid waste disposal facilities. Pursuant to the terms of each Facilities Agreement, ELL will agree to purchase, acquire, construct and install such facilities unless the facilities are already in operation. In addition, pursuant to the terms of such Facilities Agreement, the respective Issuer(s) may acquire by purchase from ELL the subject pollution control and/or sewage or solid waste disposal facilities that ELL will then repurchase from such Issuer(s).

The Tax-exempt Bonds of a particular series (a) will have a maturity ranging from one year to 40 years, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, (d) may provide for reset of the coupon pursuant to a remarketing arrangement, (e) may be issued at fixed or floating rates of interest, (f) may be called from existing investors by a third party, (g) may be backed by a municipal bond insurance policy, (h) may be supported by credit support such as a bank letter of credit and reimbursement agreement, (i) may be supported by a lien subordinate to the Mortgage on the facilities related to such Tax-exempt Bonds and (j) may be supported by the issuance and pledge of Collateral Bonds.

The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to Tax-exempt Bonds of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding (subject, however, in the case of interest rates, to the limits set forth below).

    5.    Dividend/Distribution and Interest Rate Parameters.

Dividends/distributions and interest rates on the equity or debt securities proposed to be issued by ELL, pursuant to the authorization requested herein, will be subject to the following limits: The dividend or distribution rate on any series of Preferred Units and Equity Interests or the interest rate on First Mortgage Bonds, Long-term Debt, Tax-exempt Bonds (including Collateral Bonds, if any) will not exceed, at the time of issuance, a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies, but in no event will (i) the dividend/distribution rate (in the case of any such equity securities issued at a fixed rate) exceed 500 basis points over the yield to maturity of a U.S. Treasury Security having a remaining term comparable to the term of such series, (ii) the interest rate (in the case of any such debt securities issued at a fixed rate) exceed 500 basis points (or 400 basis points with respect to Tax-exempt Bonds and any related Collateral Bonds) over U.S. Treasury Securities having a remaining term comparable to the term of such securities, or (iii) the dividend/distribution or interest rate exceed 500 basis points over LIBOR (or 400 basis points over LIBOR with respect to Tax-exempt Bonds or any related Collateral Bonds) for the relevant dividend/distribution or interest rate period in the case of any such equity or debt securities issued at a floating rate.

In connection with the issuance of Equity Interests, authorization is requested for ELL to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries and/or Special Purpose Subsidiaries and/or Partner Subs. Such entities would be organized specifically for the purpose of facilitating the issuance of the Equity Interests, which would be reported by ELL on its financial statements or the footnotes relating thereto. Entergy represents that sufficient internal controls will be put in place of ELL to enable it to monitor the creation and use of any such entities.13 It is further represented that no Financing Subsidiary or Special Purpose Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any "utility asset", as that term is defined under the Holding Company Act.

It is proposed that ELL acquire all of the outstanding shares of common stock or other equity interests of one or more Financing Subsidiaries. The financing subsidiaries to be so organized are herein referred to individually as a "Financing Subsidiary" and collectively as the "Financing Subsidiaries". In connection with the issuance of Equity Interests, ELL may enter into one or more guarantee or other credit support agreements in favor of a Financing Subsidiary. Any Financing Subsidiary or Special Purpose Subsidiary organized by ELL pursuant to the authority granted by the Commission in this proceeding will be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary or Special Purpose Subsidiary, will likely result in tax savings, increased financial flexibility, increased access to capital markets and/or lower cost of capital for ELL.

Additionally, in connection with the issuance of certain types of Equity Interests, ELL and/or a Financing Subsidiary may organize one or more separate special purpose subsidiaries as any one or any combination of (a) a limited liability company under the Limited Liability Company Act (the "LLC Act") of the State of Delaware or other jurisdiction considered advantageous by ELL, (b) a limited partnership under the Revised Uniform Limited Partnership Act of the State of Delaware or other jurisdiction considered advantageous by ELL, (c) a business trust under the Business Trust Act of the State of Delaware or other jurisdiction considered advantageous by ELL, or (d) any other domestic entity or structure that is considered advantageous by ELL. The special purpose subsidiaries to be so organized are herein referred to individually as a "Special Purpose Subsidiary" and collectively as the "Special Purpose Subsidiaries". In the event that any Special Purpose Subsidiary is organized as a limited liability company, ELL or a Financing Subsidiary may also organize a second special purpose wholly-owned subsidiary under the General Corporation Law of the State of Delaware or other jurisdiction ("Partner Sub") for the purpose of acquiring and holding Special Purpose Subsidiary membership interests in order to comply with any requirement under the applicable law that a limited liability company have at least two members. In the event that any Special Purpose Subsidiary is organized as a limited partnership, ELL or a Financing Subsidiary also may organize a Partner Sub for the purpose of acting as the general partner of such Special Purpose Subsidiary and may acquire, either directly or indirectly through such Partner Sub, a limited partnership interest in such Special Purpose Subsidiary to ensure that such Special Purpose Subsidiary will have a limited partner to the extent required by applicable law.

ELL, a Financing Subsidiary and/or a Partner Sub will acquire all of the common stock or all of the general partnership or other common equity interests, as the case may be, of any Special Purpose Subsidiary for an amount not less than the minimum required by any applicable law (i.e., the aggregate of the equity accounts of such Special Purpose Subsidiary) (the aggregate of such investment by ELL, a Financing Subsidiary and/or a Partner Sub being referred to herein as the "Equity Contribution"). ELL and/or a Financing Subsidiary may issue and sell to any Special Purpose Subsidiary, at any time or from time to time in one or more series, unsecured subordinated debentures, unsecured promissory notes or other unsecured debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Special Purpose Subsidiary will apply both the Equity Contribution made to it and the proceeds from the sale of Equity Interests by it from time to time to purchase Notes. Alternatively, ELL and/or a Financing Subsidiary may enter into a loan agreement or agreements with any Special Purpose Subsidiary under which such Special Purpose Subsidiary will loan to ELL and/or a Financing Subsidiary both the Equity Contribution to such Special Purpose Subsidiary and the proceeds from the sale of Equity Interests by such Special Purpose Subsidiary, from time to time, and ELL and/or such Financing Subsidiary will issue to such Special Purpose Subsidiary Notes evidencing such borrowings. The Financing Subsidiary or the Special Purpose Subsidiary will then transfer (directly or indirectly) such proceeds to ELL resulting in its payment of dividends out of capital to ELL. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any such Notes would generally be designed to parallel the terms of the Equity Interests to which the Notes relate (the maximum principal amount of such Notes will not exceed the aggregate of the related Equity Contribution and Equity Interests).

ELL or any Financing Subsidiary also proposes to guarantee solely in connection with the issuance of Equity Interests by a Special Purpose Subsidiary (i) payment of dividends or distributions on such securities by the Special Purpose Subsidiary if and to the extent such Special Purpose Subsidiary has funds legally available therefore, (ii) payments to the holders of such securities due upon liquidation of such Special Purpose Subsidiary or redemption of the Equity Interests of such Special Purpose Subsidiary, and (iii) certain additional amounts that may be payable in respect of such Equity Interests. Alternatively, ELL may provide credit support for any such guarantee that is provided by a Financing Subsidiary.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Subsidiary, the holders of Equity Interests issued by such Special Purpose Subsidiary will be entitled to receive, out of the assets of such Special Purpose Subsidiary available for distribution to its shareholders, partners or other owners (as the case may be), an amount equal to the par or stated value or liquidation preference to such Equity Interests plus any accrued and unpaid dividends or distributions.

The constituent instruments of each Special Purpose Subsidiary will provide, among other things, that such Special Purpose Subsidiary's activities will be limited to the issuance and sale of Equity Interests from time to time and the lending to a Financing Subsidiary or Partner Sub of (i) the proceeds thereof and (ii) the Equity Contribution to such Special Purpose Subsidiary, and certain other related activities.

The amount of any Equity Interests issued by any Finance Subsidiary shall be counted against the $200 limitation on the amount of Preferred Units and Equity Interests that ELL may issue directly, as set forth in this Application-Declaration or in any other Application-Declaration that may be filed in the future, to the extent that ELL guarantees such securities.

    D.     Use of Proceeds.

The proceeds to be received by Holdings, ELP and ELL from the financings authorized by the Commission, pursuant to this Application-Declaration, will be used for general corporate purposes, including (i) the financing of working capital requirements, (ii) financing, in part, investments by Holdings in ELP and ELL, and (iii) the repayment, redemption, refunding or purchase by ELL of its securities.

    E.     Additional Representations.

Entergy and the Company hereby make the following additional representations:

  At all times during the Authorization Period, Entergy, Holdings and ELL will each maintain common equity of at least 30% of its consolidated capitalization (based upon the financial statements filed with the most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K or, with respect to Holdings and ELL, prior to the availability of such financial statements, based on the pro forma balance sheets, attached hereto as Exhibit FS-9). The term "consolidated capitalization" is defined to include, where applicable, all common equity (comprised of common stock or Common Units, additional paid-in capital, retained earnings, treasury stock and/or minority interests), preferred stock or Preferred Units, preferred securities, equity linked securities, long-term debt, short-term debt and current maturities.14

  With respect to the securities issuance authority proposed in this Application-Declaration on behalf of ELL: (a) within four business days after the occurrence of a Ratings Event,15 Applicants will notify the Commission of its occurrence (by means of a letter, via fax, e-mail or overnight mail to the Office of Public Utility Regulation); and (b) within 30 days after the occurrence of a Ratings Event, Applicants will submit a post-effective amendment to this Application-Declaration explaining the material facts and circumstances relating to that Ratings Event (including the basis on which, taking into account the interests of investors, consumers and the public as well as other applicable criteria under the Act, it remains appropriate for ELL to issue the securities for which authorization has been requested in this Application-Declaration, so long as ELL continues to comply with the other applicable terms and conditions specified in the Commission's order authorizing the transactions requested in this Application-Declaration). Furthermore, no securities authorized as a result of this Application-Declaration will be issued following the 60th day after a Ratings Event by ELL if the downgraded rating(s) has or have not been upgraded to investment grade. Applicants request that the Commission reserve jurisdiction through the remainder of the Authorization Period over the issuance of any securities that ELL is prohibited from issuing as a result of the occurrence of a Ratings Event if no revised rating reflecting an investment grade rating has been issued.

    F.     Statements Under Rule 24 Relating to Certain Financing Transactions.

The Applicants propose that within 10 days after the consummation of any financing transaction involving Special Purpose Subsidiaries authorized herein during any calendar quarter, a statement will be filed, pursuant to Rule 24, setting forth the following:

  a representation that the financial statements of ELL account for all Special Purpose Subsidiaries in accordance with generally accepted accounting principles;

  a description of each Special Purpose Subsidiary, including the following information: (i) its name; (ii) the value of ELL's direct or indirect, through a Financing Subsidiary, investment in it; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the subsidiary by ELL, either directly or through a Financing Subsidiary; (v) the form of organization (e.g., corporation, limited partnership, trust, etc.); (vi) the percentage owned by ELL, either directly or through a Financing Subsidiary; (vii) the identities of all other owners, if the Special Purpose Subsidiary is not 100% owned by ELL, either directly or through a Financing Subsidiary; (viii) the purpose of the investment in the subsidiaries; (ix) the amounts and types of securities to be issued by the subsidiaries;

  the amount of any guarantee and/or notes issued in connection with such offering; and

  to the extent any securities are issued by any entity as authorized in this File, which securities are not set forth on the balance sheet of ELL, then the terms and conditions of such securities will be included.

In addition, pursuant to the Money Pool Order, information regarding Money Pool or other short-term debt borrowings by ELP (as well as ELL) will be reported on a quarterly basis in the Rule 24 Certificate in File No. 70-10240, to the same extent as required to be reported by other Money Pool Participants.

IV.     Services and Related Transactions.

          A.     ESI Services to Holdings and ELP.

Under existing authorization for the provision of services by ESI to Entergy System companies (see Holding Co. Act Release Nos. 14840 (March 28, 1963) and 15207 (March 23, 1965)), it is proposed that ESI provide corporate, administrative and other support services to Holdings and ELP. Such services will be provided on an "at cost" basis, in accordance with the requirements of Rules 87, 90 and 91, under the Act, and will be performed under service agreements substantially similar to the service agreements previously entered into by ESI with the Company, Entergy's other domestic retail electric utility companies and other regulated business units (a form of the proposed service agreement between ESI and Holdings or ELP is attached as Exhibit B-9).

    B.     Services and Other Transactions By and
            Among ELL and Other System Companies.

As discussed above, pursuant to the Plan of Merger, ELL will be allocated substantially all of the rights, privileges and assets, as well as the associated liabilities of Holdings (as successor to the Company). ELL will also succeed to the Company's utility operations and be the successor to the Company/Holdings with respect to the Commission's orders relating the provision of services to and by ELL and the other Energy System companies.

Pursuant to the existing Commission orders (and related agreements executed pursuant to such authorizations), (i) ESI will provide corporate, administrative, professional, technical and other support services to ELL, (ii) SFI will continue to provide fossil and nuclear fuel related procurement services for ELL's oil and gas fired electric generating stations and for Waterford 3, and (iii) EOI will continue to provide operations and management services for Waterford 3, Entergy will continue to guarantee the performance of EOI's obligations under the related operating agreement, and ELL will provide certain related support services to EOI. All such services will be provided "at cost" in accordance with the requirements of Rules 87, 90 ad 91 and the applicable Commission orders. In addition, as the successor to the Company, ELL will provide technical and other support services to Entergy Enterprises, Inc. ("EEI") and certain other Energy non-utility subsidiaries at "cost plus 5%". ELL will also succeed to the Company's existing SEC authorization under the Act with respect to any other agreements or transactions by, between or among the Company and other Energy System companies.16

V.     Distributions Out of Capital.

As a result of the proposed restructuring, substantially all of the assets of the Company will be allocated to ELL and the retained earnings of ELP will effectively be set to zero. ELP, therefore, may need to pay distributions to Holdings, its immediate parent company, out of capital. Accordingly, the Applicants request authorization for ELP to pay such distributions out of capital, to the extent not otherwise authorized under the Act.

VI.     Compliance with Rules 53 and Rule 54.

The proposed transactions are subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any EWG or FUCO or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Entergy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied. Specifically, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, none of the conditions set forth in Rule 53(b) exists (under which the provisions of Rule 53 would not be available).

With respect to the condition set forth in clause (1) of Rule 53(a), Entergy's "aggregate investment" in Exempt Projects (approximately $2.7 billion) is equal to approximately 55% of Entergy's "consolidated retained earnings" as of March 31, 2005 (approximately $4.9 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act.)

Although Entergy's current aggregate investment in EWGs and FUCO's exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order. However, even if Entergy was determined not to by in compliance with Rule 54 as a result of its failure to satisfy the requirements set by Rule 53(a)(1), and the effect upon the Entergy System of the capitalization and earnings of EWGs and FUCO's in which Entergy has an ownership interest was considered, there would be no basis for the Commission to withhold or deny approval for the proposed transactions in this Application-Declaration. The action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Entergy System, or an adverse impact on Entergy's public-utility customers, for the following reasons:

  As of March 31, 2005, Entergy's aggregate investment in Exempt Projects is equal to 16% of Entergy's total consolidated capitalization, 14% of consolidated net utility plant and 18% of the market value of Entergy's common stock. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

  Entergy's consolidated retained earnings have grown by an average of 12% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through March 31, 2005).

  Income from Entergy's investments in Exempt Projects has contributed positively to its overall earning during the period since the Commission issued the June 2000 Order.

  As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of March 31, 2005, Entergy's consolidated capitalization ratio was approximately 49.6% debt and approximately 50.4% equity, consisting of approximately 2.2% preferred stock and approximately 48.2% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

  Each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply, as of the date of this Application-Declaration.

Accordingly, since the date of the June 2000 Order, the capitalization and earnings attributable to Entergy's investments in EWGs and FUCOs have not had an adverse impact on Entergy's financial integrity.

Except to the extent otherwise authorized in the June 2000 Order or any subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

Item 2.     Fees, Commissions and Expenses.

The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein will be filed by amendment.

Item 3.     Applicable Statutory Provisions.

        A.     Summary of Applicable Sections/Rules.

The following Sections of, or Rules under, the Act may apply to the proposed transactions. To the extent that other Sections or Rules are deemed to apply and to the extent not exempted under the Act, Applicants also request authority under such Sections and/or Rules.

Section and/or Rule	Transaction
Sections 6 and 7

Issuance of securities by Holdings, ELL and ELP in connection with authorized financing transactions; assumption of (or allocation of liability under) securities by ELL under the Plan of Merger; the execution of any Facilities Agreement or Refunding Agreement that may be entered into by ELL in connection with the issuance of any Tax-exempt Bonds.

Sections 9, 10 and 11

Acquisition of securities or various interests (i) by Entergy in Holdings, (2) by Holdings in ELL and ELP, and (3) by ELL in Finance Subsidiaries, Special Purpose Subsidiaries and/or Partner Subs; acquisition by Holdings and ELP of notes issued to evidence borrowings through the Money Pool; reacquisition from Issuer(s) of any Facilities acquired by such issuers in connection with the issuance of Tax-exempt Bonds.

Section 12(b) and Rule 45

Allocation of liabilities and obligations of Holdings to ELL and ELP, pursuant to the Plan of Merger and/or retention by Holdings of liabilities and obligations allocated to ELL and ELP, pursuant to the Plan of Merger; issuance of any guarantee by ELL and/or any Financing Subsidiary relating to the issuance of Equity Interests by any Financing Subsidiary and/or Special Purposes Subsidiary.

Section 12(c) and Rule 42	Redemption or repurchase by Holdings of outstanding preferred stock.
Section 12(c) and Rule 46	Payment of distributions out of capital by ELP; payment of dividends out of capital by any Financing Subsidiary or Special Purpose Subsidiary.
Section 12(d) and Rules 43 or 44	Allocation of portions of Holding's assets to ELL and ELP.
Section 13 and Rules 87, 90 and 91	Provision of services to Holdings and ELP; also, pursuant to existing authorization, ELL to receive/provide various services from/to associate companies, as successor to Holdings/Company.

    B.     Analysis under Sections 10 and 11.

Since Entergy, directly or indirectly, will be acquiring the securities of Holdings, ELL and ELP, the proposed transactions will be subject to Section 9(a) of the Act. Thus, the proposed transactions require the approval of the Commission pursuant to Section 10 of the Act. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

            1.     Section 10(b).

Section 10(b) of the Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

  such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

  in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

  such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

    (a) Section 10(b)(1).

The proposed transactions do not involve an acquisition of securities of non-affiliated public-utility company or the creation of interlocking relations among public-utility companies. The authorizations requested herein relate only to a reorganization of one of Entergy's existing domestic retail electric utility subsidiaries, which is designed to achieve economic efficiencies associated with a reduction in tax liabilities. This, in turn, will benefit ratepayers (by reducing the jurisdictional revenue requirement used to set rates for ELL's customers), as well as stockholders (by enhancing the financial condition of ELL). Therefore, the proposed transactions will not tend towards interlocking relations or the concentration of control of public-utility companies, of a kind, or to an extent, detrimental to the public interest or the interest of investors or consumers.

(b) Section 10(b)(2).

Fairness of Consideration. Section 10(b)(2) of the Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired. Since the ultimate result of the transaction is only to "restructure" Entergy's ownership of the Company's assets and utility business, and Entergy will not "pay" any consideration for the securities which it directly or indirectly acquires (other than the property or assets which will be allocated to ELL and ELP in return for such securities and which will continue to be indirectly owned by Entergy through its ownership of such securities), the "fairness of consideration" standards is satisfied.

(ii) Reasonableness of Fees. An estimate of the fees and expenses to be paid in connection with the proposed transactions will be set forth in Item 2 hereof. The estimated amounts to be paid are fees required to be paid to governmental bodies, fees for necessary professional services, and other expenses incurred or to be incurred in connection with carrying out the proposed transactions.

(c) Section 10(b)(3).

Section 10(b)(3) requires that the Commission determine whether the proposed transactions will unduly complicate the capital structure of the holding company system or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the holding company system.

The corporate capital structures of the Entergy System after the consummation of the proposed transactions will not be unduly complicated. As noted above, the retention of Holdings as an intermediate holding company is designed to promote economic efficiency by minimizing tax liability. The Commission has recognized that there are organizational, regulatory and tax benefits to the creation of intermediate holding companies. See for example, Exelon Corporation, Holding Co. Act Release No. 27256 (October 19, 2000) and National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000). In addition, there is no risk of unfair or inequitable distribution of voting power arising from the proposal since, as discussed above, Holdings will not issue voting securities to anyone other than Entergy. Accordingly, Applicants submit that the Commission should "look through" Holdings or treat Holdings and ELL as a single company for purposes of analysis under Section 10(b)(3) and Section 11(b)(2) of the Act. Applicants also note that the securities to be issued by ELL are substantially identical to the securities previously authorized by the Commission to be issued by the Company under the Finance Order and comparable to the securities issued by other financing entities in registered holding company systems. Additionally, ELP will engage in financing transactions only through the Money Pool or to the extent otherwise exempt, pursuant to Rule 52. Therefore, the proposed transactions will not result in an unduly complicated structure of the Entergy System.

The proposed transactions also will not be "detrimental to the public interest, the interests of investors or consumers, or the proper functioning of the holding company system." The proposed restructuring will have no adverse effect on rates and is, in fact, expected to reduce Louisiana corporate franchise tax liability currently imposed on the Company, thus reducing the jurisdictional revenue requirement used to set rates for ELL's customers. Additionally, since, the LPSC will maintain the same jurisdiction over the rates and services to be provided by ELL to its customers as it currently exercises with respect to the Company, the proposed restructuring will in no way impair the ability or authority of the LPSC to regulate the rates and service rendered by ELL to its customers. Also, the financial ability of the surviving public utility subsidiary (ELL) to operate, maintain or upgrade the utility system/assets on the same basis as the Company will not be adversely affected by the proposed restructuring. With respect to the interest of investors, the transactions will have no effect on the holders of the Company's Common Stock, since Entergy, as the sole shareholder of the Company, will consent to the Merger and continue as the indirect owner of all of the Common Units of ELL and ELP. Also, if the Commission approves of this Application-Declaration, the proposed restructuring will fully comply with the rights of the Company's existing Preferred Stockholders. Further, as discussed above, Holdings intends to redeem or repurchase and retire the Preferred Stock previously issued by the Company within one year of the Merger effective date.

                2. Section 10(c).

Section 10(c) of the Act provides that:

Notwithstanding the provisions of subsection (b), the Commission shall not approve:

  an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

  the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

(a)     Section 10(c)(1) (and Section 11(b)(2)).

Consistent with the standards set forth in Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of Section 8 of the Act, or detrimental to the carrying out of the provisions of Section 11 of the Act.

Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring, owning interests in or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law, and is thus not applicable to the transactions contemplated herein.

Section 11(b) (1) of the Act requires the Commission to take such steps as necessary to ensure, among other things, that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed.

As discussed above, the use of one or more intermediate holding companies to effect the restructuring of utility assets for the purpose of achieving tax savings or other economic benefits has been authorized by the Commission. See Exelon Corporation, Holding Co. Act Release No. 27256 (October 19, 2000) and National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000).

The proposal restructuring of the Company described in Item 1 will not result in the existence of any company in the holding company system that would unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of the Entergy System. The conversion of the Company to an intermediate holding company, and the creation of ELL as a new limited liability company that will succeed to the Company's public utility assets and operations, will achieve substantial economies by eliminating approximately $10 million of Louisiana franchise tax liability. The reduction in Louisiana franchise taxes that will be derived from the creation of ELL and ELP should more than offset any resulting increase in complexity. In addition, since Holdings will not issue any voting securities to anyone other than Entergy, there is no risk of unfair or inequitable distribution of voting power.17  Consequently, this structure and the voting powers of Holdings and ELL should be consistent with the requirements of Section 11(b)(2).

                    (b)     Section 10(c)(2).

For the reasons expressed above, the proposed transactions will serve the public interest by tending towards the economical and efficient development of an integrated public utility system, as required by Section 10(c)(2) of the Act.

3.     Section 10(f).

Section 10(f) provides that:

The Commission shall not approve any acquisition as to which an application is made under this Section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

The Company is currently subject to the jurisdiction of the Louisiana Public Service Commission (the "LPSC"). Following the effective date of the Merger, ELL and ELP will each be subject to the jurisdiction of the LPSC. In addition, certain aspects of the transactions proposed herein are being approved by the LPSC and implementation of the transactions as conditioned on such approval.

Item 4.     Regulatory Approvals.

The Company is currently subject to the jurisdiction of the LPSC. The Company has filed an application with the LPSC for approval of the Plan of Conversion, the Plan of Merger and related matters. In addition, (i) pursuant to Section 203 of the Federal Power Act, the Federal Energy Regulatory Commission (the "FERC") must approve the proposed restructuring of the Company, and (ii) the Nuclear Regulatory Commission (the "NRC") must approve the transfer of the Waterford 3 operating license to ELL. Accordingly, consummation of the transactions is subject to approval of the LPSC, the FERC and the NRC and receipt of appropriate orders from such agencies. The City of New Orleans will also receive written notification of the proposed transactions.

Item 5.     Procedure.

The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application-Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as practicable after the notice period and in any event not later than December 1, 2005. This will facilitate completion of the proposed transactions prior to January 1, 2006, which is necessary to achieve the intended tax savings for fiscal year 2006.

The Applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6.     Exhibits and Financial Statements.

            A.        Exhibits.

 A-1 Amended and Restated Articles of Incorporation of Entergy Louisiana, Inc. effective November 15, 1999 (incorporated by reference to Exhibit 3(a) to Registration Statement on Form S-3 in File No. 333-93683).

A-2 By-Laws of Entergy Louisiana, Inc., as amended November 26, 1999, and as presently in effect (incorporated by reference to Exhibit 3(b) to Registration Statement on Form S-3 in File No. 333-93683).

A-3 Form of Plan of Conversion of Entergy Louisiana, Inc., a Louisiana corporation.

A-4 Form of Articles of Incorporation of Entergy Louisiana, Inc., a Texas corporation.

* A-5 Form of By-Laws of Entergy Louisiana, Inc., a Texas corporation.

A-6 Form of Plan of Merger of Entergy Louisiana, Inc., a Texas corporation.

A-7 Form of Articles of Organization of Entergy Louisiana, LLC.

* A-8 Form of Regulations of Entergy Louisiana, LLC.

A-9 Form of Articles of Organization of Entergy Louisiana Properties, LLC.

* A-10 Form of Regulations of Entergy Louisiana Properties, LLC.

A-11 Mortgage and Deed of Trust, dated as of April 1, 1944, as amended by fifty-six supplemental indentures (filed, respectively, as the exhibits and in the file numbers indicated: A-1 in File No. 70-875 (Mortgage); A-2 in File No. 70-1447 (First); A-1(c) in File No. 70-2497 (Second); A-5 in File No. 70-3126 (Third); A-6 in File No. 70-3297 (Fourth); A-6 in File No. 70-3539 (Fifth); A-7 in File No. 70-3862 (Sixth); A-8 in File No. 70-4209 (Seventh); A-2 in File No. 70-4350 (Eighth); A-2 in File No. 70-4439 (Ninth); A-2 in File No. 70-4512 (Tenth); A-2 in File No. 70-4585 (Eleventh); A-2 in File No. 70-4700 (Twelfth); A-2 in File No. 70-4793 (Thirteenth); A-2 in File No. 70-4921 (Fourteenth); A-2 in File No. 70-4982 (Fifteenth); A-2 in File No. 70-5122 (Sixteenth); A-2(a) in File No. 70-5242 (Seventeenth); A-2 in File No. 70-5330 (Eighteenth); A-2 in File No. 70-5449 (Nineteenth); A-2 in File No. 70-5550 (Twentieth); A-6 in File No. 70-5598 (Twenty-first); A-2 in File No. 70-5711 (Twenty-second); A-2 in File No. (Twenty-third); C-1 to Rule 24 Certificate in File No. 70-6102 (Twenty-fourth); C-1 to Rule 24 Certificate in File No. 70-6169 (Twenty-fifth); C-1 to Rule 24 Certificate in File No. 70-6278 (Twenty-sixth); C-1 to Rule 24 C4ertificate in File No. 70-6355 (Twenty-seventh); C-1 to Rule 24 Certificate in File No. 70-6508 (Twenty-eighth); C-1 to Rule 24 Certificate in File No. 70-6556 (Twenty-ninth); C-1 to Rule 24 Certificate dated December1, 1981, in File No. 70-6635 (Thirtieth); C-1 to Rule 24 Certificate dated March 1, 1983, in File No. 70-6834 (Thirty-first); C-1 to Rule 24 Certificate dated September 1, 1983, in File No. 70-6886 (Thirty-second); C-1 to Rule 24 Certificate dated August 30,1984, in File No. 70-6993 (Thirty-third); C-2 to Rule 24 Certificate dated November 7, 1984, in File No. 70-6993 (Thirty-fourth); C-3 to Rule 24 Certificate dated December 19, 1984, in File No. 70-6993 (Thirty-fifth); A-2(a) to Rule 24 Certificate, in File No. 70-7166 (Thirty-sixth); A-2(a) in File No. 70-7226 (Thirty-seventh); C-1 to Rule 24 Certificate in File No.70-7270 (Thirty-eighth); 4(a) to Quarterly Report on Form 10-Q for the Quarter ended June 30, 1988 in File No. 1-8474 (Thirty-ninth); A-2 to Rule 24 Certificate dated December 23, 1988, in File No. 70-7553 (Fortieth); A-2(d) to Rule 24 Certificate dated April12, 1990, in File No. 70-7553 (Forty-first); A-3(a) to Rule 24 Certificate dated August 9, 1991, in File No. 70-7822 (Forty-second); A-3(b) to Rule 24 Certificate dated April 23, 1992, in File No. 70-7822 (Forty-third); A-2(b) to Rule 24 Certificate dated July30, 1992, in File No. 70-7822 (Forty-fourth); A-3(c) to Rule 24 Certificate dated December 23, 1992, in File No. 70-7822 (Forty-fifth); A-2(c) to Rule 24 Certificate dated April 7, 1993, in File No. 70-7822 (Forty-sixth); A-3(d) to Rule 24 Certificate dated June 4, 1993, in File No. 70-7822 (Forty-seventh); A-3(e) to Rule 24 Certificate dated December 21, 1993, in File No. 70-7822 (Forty-eighth); A-3(e) to Rule 24 Certificate dated August 1, 1994, in File No. 70-7822 (Forty-ninth); A-4(c) to Rule 24 Certificate dated September 28, 1994, in File No. 70-7653 (Fiftieth); A-2(a) to Rule 24 Certificate dated April 4, 1996, in File No. 70-8487 (Fifty-first); A-2(a) to Rule 24 Certificate dated April 3, 1998 in 70-9141 (Fifty-second); A-2(b) to Rule 24 Certificate dated April 9, 1999, in 70-9141 (Fifty-third); A-3(a) to Rule 24 Certificate dated July 6, 1999, in 70-9141 (Fifty-fourth); A-2(c) to Rule 24 Certificate dated June 2, 2000, in 70-9141 (Fifty-fifth); A-2(d) to Rule 24 Certificate dated April 4, 2002, in 70-9141 (Fifty-sixth); A-3(a) to Rule 24 Certificate dated March 30, 2004, in 70-10086 (Fifty-seventh); A-3(b) to Rule 24 Certificate dated October 15, 2004, in 70-10086 (Fifty-eighth); A-3(c) to Rule 24 Certificate dated October 26, 2004, in 70-10086 (Fifty-ninth); and A-3(d) to Rule 24 Certificate dated May 18, 2005, in 70-10086 (Sixtieth).

B-1 Amended and Restated Money Pool Agreement, dated as of November 30, 2004, among ESI, Entergy, EAI, EGSI, the Company, EMI, ENOI, System Energy, EOI and SFI (incorporated by reference to Exhibit B-2 to Rule 24 Certificate in File No. 70-10240).

* B-2 Proposed form of Second Amended and Restated Money Pool Agreement among ESI, Entergy, EAI, EGSI, EMI, ENOI, System Energy, EOI, SFI, Holdings, ELP and ELL.

* B-3 Proposed new form of note to evidence borrowing by Participants (including ELP and ELL) through the Money Pool.

* B-4 Form of Supplemental Indenture to Entergy Louisiana, Inc. Mortgage and Deed of Trust.

* B-5 Form of Amendment to Assignments of Availability Agreement, Consent and Agreement among System Energy Resources, Inc., Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., et al.

* B-6 Form of Amendment No. 2 to Participation Agreements among ESSL 2, Inc., W3A Funding Corporation, J.P. Morgan Trust Company, National Association, Deutsche Bank Trust Company Americas, Stanley Burg, and Entergy Louisiana, Inc.

* B-7 Form of Amendment to Installment Sales Agreements among the Parish of St. Charles, State of Louisiana, Entergy Louisiana, Inc., and J.P. Morgan Trust Company, National Association.

* B-8 Form of Amendment to Refunding Agreements among the Parish of St. Charles, State of Louisiana, Entergy Louisiana, Inc., and The Bank of New York.

* B-9 Proposed form of Service Agreement between ESI and Holdings/ ELP.

*C-1 Form of Registration Statement relating to first mortgage bonds and debentures.

D-1 Application of the Company to the LPSC.

* D-2 Order of the LPSC approving the Company's Application.

* D-3 Application of the Company to the FERC.

* D-4 Order of the FERC approving the Company's Application.

* D-5 Application of the Company to the NRC.

* D-6 Order of the NRC approving the Company's Application.

* D-7 Notice to New Orleans City Council.

Not Applicable.

* F. Opinion(s) of Counsel

G. Not Applicable.

H. Form of Notice.

________________________________________
* To be filed by Amendment.

    B.                      Financial Statements.

FS-1 Balance Sheet of Entergy Corp. Consolidated, as of December 31, 2004 (incorporated by reference to the Annual Report on Form 10-K of Entergy Corp. and its consolidated subsidiaries for the year ended December 31, 2004) (File No. 1-11299).

FS-2 Statement of Income of Entergy Corp. Consolidated, as of December 31, 2004 (incorporated by reference to the Annual Report on Form 10-K of Entergy Corp. and its consolidated subsidiaries for the year ended December 31, 2004) (File No. 1-11299).

FS-3 Balance Sheet of Entergy Corp. Consolidated, as of March 31, 2005 (incorporated by reference to the Quarterly Report on Form 10-Q of Entergy Corp. and its consolidated subsidiaries for the quarter ended March 31, 2005) (File No. 1-11299).

FS-4 Statement of Income of Entergy Corp. Consolidated, as of March 31, 2005 (incorporated by reference to the Quarterly Report on Form 10-Q of Entergy Corp. and its consolidated subsidiaries for the quarter ended March 31, 2005) (File No. 1-11299).

FS-5 Balance Sheet of the Company for the period ended December 31, 2004 (incorporated by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 2004) (File No. 1-8474).

FS-6 Statement of Income of the Company, as of December 31, 2004 (incorporated by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 2004) (File No. 1-8474).

FS-7 Balance Sheet of the Company for the period ended March 31, 2005 (incorporated by reference to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2005) (File No. 1-8474).

FS-8 Statement of Income of the Company, as of March 31, 2005 (incorporated by reference to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2005) (File No. 1-8474).

FS-9 Pro Forma Balance Sheets of Holdings, ELL and ELP as of March 31, 2005.

Item 7.     Information as to Environmental Effects.

None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application-Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application-Declaration.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Co. Act of 1935, as amended, the undersigned companies have duly caused this Application-Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                                                                                                    Entergy Corporation
                                                                                                                    Entergy Louisiana, Inc.
                                                                                                                    Entergy Services, Inc.

                                                                                                                    By: /s/ Steven C. McNeal
                                                                                                                              Steven C. McNeal
                                                                                                                        Vice President and Treasurer

Date: July 19, 2005

____________________________

1                The Company has outstanding 146,970,607 shares of Common Stock, without par value, all of which are held by Entergy. The Company's outstanding Preferred Stock consists of (i) 635,000 shares of Preferred Stock, with a par value of $100 per share, issued in eight series and (ii) 1,480,000 shares of Preferred Stock, with a par value of $25 per share.

2                Entergy, as the holder of all of the Common Stock of Holdings, will consent to the Merger. While the Articles of Incorporation of the Company (and of Holdings) provide/will provide that the holders of at least two-thirds of the outstanding shares of Preferred Stock must also be obtained in order to merge with another corporation or to sell or otherwise dispose of all or substantially all of the assets of the Company, such approval is not required in the event that the transaction is approved by the Commission under the Act. Therefore, assuming approval is granted by the Commission, the consent of the holders of the Company's Preferred Stock is not required to consummate the Merger.

3                The assets that will be allocated to ELL include approximately:

  6,081 MWs of electric generating capacity
  2,700 miles of transmission lines and associated transmission facilities
  20,362 pole miles of distribution lines and related facilities serving approximately 662,000 customers in Louisiana

4                The significant liabilities and obligations to be allocated to ELL include (as of December 31, 2004):

  $490 million of outstanding first mortgage bonds issued under the Company's Mortgage and Deed of Trust, dated April 1, 1944, as amended
  $415 million of pollution control revenue bonds, $232 million of which are secured by collateral first mortgage bonds approximately $248 million present value of future net minimum lease payments under the lease of a portion of Waterford 3 lease payments relating to approximately $32 million of nuclear fuel obligations under various power purchase and sale agreements, including the Unit Power Sales Agreement with System Energy Resources, Inc. ("System Energy"), various transmission service and interconnection agreements, and various fuel purchase and related agreements with SFI or non-affiliates, such as the Liquid Fuels Purchase Contract, between SFI, as Seller, and EAI, EMI, ENOI and the Company, as Buyers; the Nuclear Fuel and Fuel Services Agreement between SFI and certain of the System operating companies (including the Company) and System Energy; and the Fuel Lease with River Fuel Company #2, Inc., providing for the lease of nuclear fuel for Waterford 3.

The agreements governing these obligations do not prohibit the allocation of these obligations to ELL. The Company will obtain all required consents of parties to such agreements.

While the Plan of Merger also provides that the liabilities and obligations associated with the Plant Sites, the SFI Ownership Interest and the SFI Notes Receivable will be allocated to ELP, (i) there are not expected to be any obligations associated with the Plant Sites, other than the payment of related taxes and any maintenance expenses, and (ii) there are no outstanding obligations/liabilities associated with the ownership of the SFI related assets. Following the Merger, SFI will continue to provide fuel procurement services to ELL on the same basis as such services are currently provided to the Company and the other original Entergy operating companies, EAI, EMI and ENOI. As indicated above, the obligations associated with these services will be allocated to and assumed solely by ELL in its capacity as a customer of SFI.

5                Pursuant to the Plan of Merger, ELL or ELP, as applicable, will reimburse Holdings for any liabilities or defense related expenses that Holdings incurs with respect to the liabilities and obligations, which are allocated to such entity.

6                The following orders recognize and approve the continuation of existing Commission authorization to "successor" entities following a change of corporate form: E.ON AG et al., Holding Co. Act Release No. 27785 (December 29, 2003), approving a reorganization resulting in a change in the form of LG&E Energy Corp. from a Texas corporation to a Texas limited liability company; KeySpan Corporation, Holding Co. Act Release No. 27532 (May 29, 2002), approving Eastern Enterprises change from a Massachusetts business trust to a Massachusetts limited liability company; and Allegheny Energy, Inc. et al., Holding Co. Act Release No. 27486 (December 31, 2001), approving the reincorporation of Allegheny Energy Supply Company, LLC, a Delaware limited liability company, as a Maryland corporation.

7                See the Commission's order of December 29, 2003, Holding Co. Act Release No. 27783, authorizing the Company to issue and sell through March 31, 2006 up to an aggregate amount of $750 million of securities in any combination of: (1) unsecured long-term indebtedness, (2) first mortgage bonds, (3) preferred stock, and (4) directly or indirectly through one or more special purpose financing subsidiaries, other forms of preferred or equity-linked securities. This order also authorized the Company, directly or indirectly through one or more finance subsidiaries, to enter into arrangements with government authorities providing for the sale on behalf of the Company of up to $420 million in tax exempt bonds (and, in connection therewith, to issue and pledge up to $470 million of collateral bonds).

8                Pursuant to the Commission's November 30, 2004 order, Holding Co. Act Release No. 27918 (the "Money Pool Order) in File No. 70-10240, EAI EGSI, EMI, ENOI, ESI, SFI, Entergy Operations, Inc. ("EOI") and the Company are currently authorized, through November 30, 2007, to make borrowings through the Money Pool and to issue other types of short-term debt, in order to meet their interim financing requirements. The Money Pool is composed of available funds invested by the above-referenced companies (and Entergy, which participates exclusively as a lender). Since Holdings will become a registered holding company as a result of the merger, authorization is requested for Holdings to participate in the Money Pool as a lender only, through the November 30, 2007 expiration of authorization under the Money Pool Order.

9                ELP may also issue equity or debt securities to Entergy, Holdings or to other associate or non-associate companies, pursuant to Rule 52, or receive funds from Entergy or Holdings in the form of capital contributions or non-interest bearing open account advances, pursuant to Rule 45.

10               The financing authorizations requested for ELL herein are substantially similar to the authorizations granted to the Company under the Finance Order. Upon the effective date of the Merger, the Finance Order will be terminated and the financing authorizations requested for ELL herein will replace and supercede the authorizations granted under the Finance Order. In addition, as the successor to the Company, ELL will succeed to the Company's existing authorization to issue short-term debt under the Money Pool Order. Specifically, pursuant to the Money Pool Order, ELL will be authorized, through November 30, 2007, to issue short-term debt, consisting of borrowings under the Money Pool or one or more credit agreements, the issuance of commercial paper, or other forms of short-term financing, up to an aggregate amount of $225 million. ELL will also be authorized to participate as a lender in the Money Pool to the extent of its available funds.

11               The Company, on behalf of ELL, may agree that ELL will sell Preferred Units and other securities prior to its formation, but the consummation of any such sale shall be conditioned on the effectiveness of the Merger and of the Commission's authorization requested in this Application-Declaration.

12                The grant to the holders of the Preferred Units of the right to vote for Directors may require ELL to deconsolidate from Entergy for federal tax purposes. If ELL deconsolidates, then it will not be a party to the Entergy Corporation and Subsidiary Companies Intercompany Income Tax Consolidation Agreement, dated April 28, 1988, as amended, and Holdings will retain the benefits and obligations of such Agreement.

13              The authority requested with respect to such entities (including certain related commitments set forth in this Application-Declaration) is substantially the same as the Commission has granted to other registered holding companies. See e.g., American Electric Power Company, Inc., Holding Co. Act Release No. 27517 (Apr. 11, 2002); Reliant Energy, Inc., et al., Holding Co. Act Release No. 27548 (July 5, 2002).

14               Applicants state that the consequence of Entergy, Holdings or ELL failing to satisfy the 30% common equity to consolidated capitalization condition is that the applicable company would not be authorized to issue securities in a transaction subject to Commission approval, except for securities which would result in an increase in the common equity percentage.

15                A "Ratings Event" will occur, with respect to securities proposed to be issued by ELL if (1) the security to be issued by ELL, pursuant to the authority sought in this Application-Declaration, upon original issuance, is rated below investment grade; (2) any outstanding security of ELL that is rated is downgraded below investment grade; or (3) any outstanding security of Entergy that is rated is downgraded below investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934.

16                The applicable Commission orders include the following: Holding Co. Act Release Nos. 14840 (March 28, 1963) and 15207 (March 23, 1965) authorizing the formation of ESI (formerly, Middle South Services, Inc.), as a service company to provide corporate, administrative and other support services to the Entergy System companies, including the Company and Entergy's other domestic retail electric utility companies; Holding Co. Act Release No. 17400 (December 17, 1971) authorizing the formation of SFI to provide fuel procurement services for Entergy's domestic retail electric utility companies, including the Company; Holding Company Act Release No. 20525 (April 28, 1978), authorizing SFI to expand its fuel procurement services to include the procurement of nuclear fuel for Entergy's domestic retail electric utility companies, including the Company; Holding Co. Act Release No. 25100 (June 5, 1990), authorizing the formation of EOI to provide management and operating services with respect to the nuclear electric generating facilities of Entergy's domestic retail electric utility companies, including the Company; and Holding Co. Act Release No. 27040 (June 22, 1999), authorizing ESI, Entergy's domestic retail electric utility companies, including the Company, and certain other Entergy "regulated" business units or service companies to provide technical and other support services to EEI and certain other Entergy non-utility subsidiaries at "cost plus 5%".

17                It is proposed that the Preferred Units to be issued by ELL be granted up to 25% of the voting power for the election of directors. Implementation of this proposal, however, will not impair Entergy's ability to control ELL's operations or create a risk of unfair or inequitable distribution of voting power. (See Alabama Power Company, et al., Holding Co. Act Release No. 27301 (December 15, 2000), where, in connection with a proposed internal reorganization, the Commission approved a proposal to amend the Articles of Incorporation of certain public-utility subsidiaries of the Southern Company for the purpose of conferring fractional voting rights for the election of directors to holders of such subsidiaries' preferred stock).